Exhibit 99.4

Index to Financial Statements

Akanda Corp.

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of Akanda Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Akanda Corp. (the “Company”), as of December 31, 2021 and 2020, the related consolidated statements of comprehensive loss, changes in shareholders’ equity (deficit) and cash flows for the years then ended, and related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with the International Financial Reporting Standards as issued by the International Accounting Standards Board.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company’s significant operating losses raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ BF Borgers CPA PC

BF Borgers CPA PC

Served as Auditor since 2021

Lakewood, CO

May 2, 2022

PCAOB ID Number 5041

Akanda Corp. Consolidated Statements of Financial Position (Expressed in United States Dollars)

	Note	December 31, 2021	December 31, 2020
ASSETS
Current
Cash		$3,495,390	$13,504
Trade and other receivables	4	242,357	—
Prepayments		242,529	113,485
Inventory	5	—	611
Total Current Assets		3,980,276	127,600

Non-Current
Property, plant and equipment	6	1,897,748	1,626,032
Right-of-use assets	7	1,908,877	2,199,779
Intangible assets	8	259,102	321,406
Total Non-Current assets		4,065,727	4,147,217

Total Assets		$8,046,003	$4,274,817

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current
Trade and other payables		$680,328	$183,895
Lease liability	9	439,709	283,976
Loans and borrowings	10	432,201	2,263,605
Secured convertible debenture	13	6,716,190	—
Total Current Liabilities		8,268,428	2,731,476

Non-Current
Lease liability	9	1,978,997	2,598,176
Loans and borrowings	10	—	3,977,108
Total Non-Current Liabilities		1,978,997	6,575,284

Total liabilities		10,247,425	9,306,760

Shareholders’ Deficit
Share Capital	11	7,255,695	1,636
Other reserves	11	3,618,670	21,053
Accumulated deficit		(13,293,889)	(5,162,692)
Accumulated other comprehensive income		218,102	108,060
Total Shareholders’ Deficit		(2,201,422)	(5,031,943)
Total Liabilities and Shareholders’ Deficit		$8,046,003	$4,274,817

Subsequent events	19

The accompanying notes are an integral part of these consolidated financial statements.

Akanda Corp

Consolidated Statements of Loss and Comprehensive Loss
(Expressed in United States Dollars)

			Year ended December 31,
	Note	2021	2020	2019
Sales		$41,431	$2,062	$—
Cost of sales		43,022	1,809	—
Gross (Loss) Profit before loss on change in fair value biological assets		(1,591)	253	—
Loss on change in fair value of biological assets	5	(713,135)	(58,429)	—
Gross Loss		(714,726)	(58,176)	—

Operating expenses
Depreciation and amortization	7, 8	309,022	248,743	198,824
Consulting and professional fees		1,855,419	702,016	365,641
Personnel expenses		2,379,649	374,900	100,256
Travel expenses		65,667	50,636	56,851
General and administrative expenses		1,504,172	229,743	179,663
License fees		5,073	1,491	—
Total operating expenses		6,119,002	1,607,529	901,235

Operating loss		(6,833,728)	(1,665,705)	(901,235)

Other (expense) income:
Finance income		26,749	10,188	401
Finance expense		(1,092,881)	(645,162)	(493,807)
Foreign exchange loss, net		(231,391)	—	—
Other income		54	108	—
		(1,297,469)	(634,866)	(493,406)

Net loss		$(8,131,197)	$(2,300,571)	$(1,394,641)
Translation adjustment		110,042	150,626	(42,566)
Comprehensive loss		$(8,021,155)	$(2,149,945)	$(1,437,207)

Loss per share - basic and diluted	11	$(0.50)	$(0.18)	$(0.11)
Weighted average common shares outstanding	11	16,223,996	13,129,212	13,129,212

The accompanying notes are an integral part of these consolidated financial statements.

Akanda Corp.

Consolidated Statements of Shareholders’ Deficit
(Expressed in United States Dollars)

	Note	Share capital	Other reserves	Accumulated deficit	Accumulated Other comprehensive loss	Total
Balance, December 31, 2018		$10	$—	$(1,467,480)	$—	$(1,467,470)
Effective of change in par value		(7)	7	—	—	—
Share issuance	11	156	—	—	—	156
Net loss		—	—	(1,394,641)	—	(1,394,641)
Translation adjustment		—	—	—	(42,566)	(42,566)
Balance, December 31, 2019		$159	$7	$(2,862,121)	$(42,566)	$(2,904,521)

Balance, December 31, 2019		$159	$7	$(2,862,121)	$(42,566)	$(2,904,521)
Share issuance	11	1,477	—	—	—	1,477
Contribution to reserves by owners of the Company		—	21,046	—	—	21,046
Net loss		—	—	(2,300,571)	—	(2,300,571)
Translation adjustment		—	—	—	150,626	150,626
Balance, December 31, 2020		$1,636	$21,053	$(5,162,692)	$108,060	$(5,031,943)

Balance, December 31, 2020		$159	$21,053	$(5,162,692)	$108,060	$(5,031,943)
Recapitalization	1, 11	—	3,597,617	—	—	35,977
Issuance of shares for cash, net of costs	11	5,054,059	—	—	—	5,054,059
Shares for debt	10, 11	2,200,000	—	—	—	2,200,000
Net loss		—	—	(8,131,197)	—	(8,131,197)
Translation adjustment		—	—	—	110,042	110,042
Balance, December 31, 2021		$7,255,695	$3,618,670	$(13,293,889)	$218,102	$(2,201,422)

The accompanying notes are an integral part of these consolidated financial statements.

Akanda Corp.

Consolidated Statements of Cash Flows

(Expressed in United States Dollars)

			Year ended December 31,
	Note	2021	2020	2019
Cash flows from operating activities:
Net loss		$(8,131,197)	$(2,300,571)	$(1,394,641)
Adjustments for non-cash items:
Depreciation and amortization	6,7,8	309,022	248,743	198,824
Change in fair value of biological assets	5	713,135	—	—
Interest expenses		1,139,475	645,162	493,807
Write-off of property, plant and equipment		—	23,748	—
Working capital adjustments:
Trade and other receivables		(242,357)	—	—
Prepayments		(129,044)	(113,175)	(310)
Inventory		(712,524)	(611)	—
Trade and other payables		—	140,897	42,285
Other current liabilities		496,428	—	—
Increase in due to related parties		—	3,339	17,707
Cash flows used in operating activities		(6,557,062)	(1,352,468)	(642,328)

Cash flows from investing activities:
Additions to property, plant and equipment	6	(576,472)	(439,137)	(670,297)
Proceeds from advances issued		—	6,934	(6,848)
Payments for acquisition of cannabis licenses	8	—	—	(15,625)

		(576,472)	(432,203)	(692,770)
Cash flows used in investing activities

Cash flows from financing activities:
Proceeds from share issue		5,054,058	1,477	—
Loans received		6,679,135	1,169,796	2,116,312
Loans repaid		—	(137,788)	—
Lease payments		(497,502)	—	—

Cash flows provided by financing activities		11,235,691	1,033,485	2,116,312

Net increase (decrease) in cash and cash equivalents		4,102,157	(751,186)	781,214
Effects of exchange rate changes on cash and cash equivalents		(620,271)	(54,873)	14,205
Cash and cash equivalents at the beginning of the period		13,504	819,563	24,144
Cash and cash equivalents at the end of the period		$3,495,390	$13,504	$819,563

The accompanying notes are an integral part of these consolidated financial statements.

Akanda Corp

Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)

1.	Nature of Operations and Going Concern

Akanda Corp. (the “Company”) is domiciled in Canada and was incorporated on July 16, 2021. The Company’s registered office is 77 King Street West, Suite 400, Toronto-Dominion Centre, Toronto Canada, Ontario, M5K0A1.

The Company through its indirectly held subsidiary, Bophelo Bio Science and Wellness Pty Ltd. is in the business of cultivating and manufacturing cannabis biomass and medical cannabis products in Lesotho, for export to international markets. The Company is also in the business of sales and distribution of cannabis-based products for medical use, through its subsidiary Canmart Ltd which is based in the UK.

The Company was incorporated for the designed purpose of becoming the ultimate parent company of Cannahealth Ltd. (“Cannahealth”), through a reorganization of entities with common control. The share purchase agreement became unconditional on or about November 3, 2021 and the Company acquired the shares in the aforementioned entities from Halo Collective Inc. (“Halo”).

The Company’s consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

The Company is an early-stage company and is primarily dependent on externally provided financing to continue as a going concern. Additional funds will be required to enable the Company to pursue such an initiative and the Company may be unable to obtain such financing on satisfactory terms. Furthermore, there is no assurance that the Company will be profitable. Management intends to finance operating costs over the next twelve months with its cash on hand, and/or additional financing that has not currently been sought. These consolidated financial statements do not reflect any adjustments that may be necessary should the Company be unable to continue as a going concern, and such adjustments could be material.

During March 2020, the World Health Organization declared Covid-19 a global pandemic. This contagious disease outbreak, which has continued to spread, and any related adverse public health developments, has adversely affected workforces, economies, and financial markets globally, potentially leading to an economic downturn. It is not possible for the Company to predict the duration or magnitude of the adverse results of the outbreak and its effects on the Company’s business or ability to raise funds.

2.	Basis of preparation

(a)	Statement of compliance

These consolidated financial statements, including comparatives, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”).

(b)	Basis of preparation

These consolidated financial statements have been prepared on an accrual basis except for the cash flow information and are based on the historical cost, modified where applicable and related to the valuation of certain financial assets and financial liabilities to fair value.

Cannahealth and its subsidiaries, Bophelo H, Bophelo, and Canmart (as later defined) were under the common control of Halo until the acquisition by the Company had occurred. As of November 2021, shareholdings in each of the four separate entities were made consistent through the issuance of shares or the repurchase of shares for cash to the relevant shareholders (the 'Reorganization Transactions'). As of November 2021, shareholdings in each of the four entities were identical. When the Company was formed in July 2021 with a view to ultimately acquiring Cannahealth and its subsidiaries, its majority shareholders were also consistent with each of the three existing entities. Therefore, immediately prior to the acquisition, the majority shareholder ownership of the Company and Cannahealth were demonstrated common control, and immediately after the acquisition, the shareholdings held in the Company by each individual shareholder were also identical.

The Company performed an assessment and determined Bophelo Bio Science & Wellness Pty Ltd to be the predecessor entity to the Company, and that the corporate restructuring in which Akanda became the parent company did not have economic substance. As such, in preparing the Company's consolidated financial statements, the Company accounted for the acquisition as a transaction between entities under common control combining the Company and Cannahealth from the earliest reporting date using the 'pooling of interests method' of accounting, where assets for the Companies that came under common control were transferred into the consolidated group at the book value on the date in which common control was achieved.

In the acquisition described above, shares were issued to existing shareholders for no consideration. Therefore, the number of shares outstanding was increased without an increase in resources. Therefore, the number of shares outstanding before the exchange have been adjusted for the change in shares as if the issuance had occurred at the beginning of the earliest period presented. All share and per share information presented herein has been retrospectively adjusted to give effect to the culmination of the reorganization and the issuance of shares on incorporation of Akanda on January 1, 2019.

(c)	Functional and presentation currency

These consolidated financial statements are prepared in United States Dollars (“USD”), which is the Company’s reporting currency. All financial information has been rounded to the nearest dollar except where indicated otherwise.

(d)	Use of estimates and judgments

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates, judgements and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue and expenses during the period. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Areas in which management has made critical judgments in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements include the determination of the Company’s and its subsidiaries’ functional currencies. Information about key assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next financial year are included in the following notes to the consolidated financial statements for the years ended December 31, 2021, 2020 and 2019:

●	Note 3(d): Estimates of variable consideration receivable from revenue from contracts with customers

●	Note 3(f): Estimates of the net realizable value of the Company’s inventories

●	Note 3(g): Estimates of the fair value of the Company’s biological assets

●	Note 3(h): Measurement and useful lives of the Company’s property, plant and equipment

●	Note 3(h): Measurement and useful lives of the Company’s intangible assets

●	Note 3(k): Estimates and assessment of the income tax assets/liabilities

●	Note 3(l): Estimates of the Company’s incremental borrowing rate used in the valuation of its leases

3.	Significant accounting policies:

(a)	Basis of consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries. Subsidiaries are entities that are controlled by the Company. Control exists when the Company has power over the investee and the Company is exposed or has the rights to variable returns from the investee. Subsidiaries are included in the consolidated financial results of the Company from the effective date of acquisition up to the effective date of disposition or loss of control. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent account policies. All intercompany transactions and balances and unrealized gains and losses from intercompany transactions have been eliminated.

The subsidiaries of the Company are as follows:

	Country of Incorporation	Holding	Functional Currency
Cannahealth Ltd. (“Cannahealth”)	Malta	100% owned	EUR
Bophelo Holdings Ltd. (“Bophelo H”)	United Kingdom	100% owned	GBP
Bophelo Bio Science and Wellness (Pty) Ltd. (“Bophelo”)	Lesotho	100% owned	LSL
Canmart Ltd. (“Canmart”)	United Kingdom	100% owned	GBP

(b)	Foreign currency

Items included in the financial statements of each of the Company’s consolidated subsidiaries are measured using the currency of the primary economic environment in which each subsidiary operates (the functional currency). The consolidated financial statements are presented in USD. All assets and liabilities in each statement of financial position are translated at the closing rate at the date of that statement of financial position. All income and expenses are translated at exchange rates at the dates of the transactions.

Foreign currency transactions are translated into the respective functional currencies of the Company and its subsidiaries using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in profit and loss. Non-monetary items that are not carried at fair value are translated using the exchange rates as at the date of the initial transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined.

The results and financial position of the Company’s foreign subsidiaries that have a different functional currency from the Company’s functional and presentation currency are translated into USD as follows:

(i) Assets and liabilities of the foreign subsidiary are translated at the closing exchange rate on the date of the consolidated statement of financial position;

(ii) Revenue and expenses of the foreign subsidiary are translated at the average closing exchange rate for the period reported in the consolidated statement of profit or loss. When the average exchange rate does not provide a reasonable approximation of the cumulative effect of the rates prevailing on the transaction date, the Company utilizes the closing exchange rate on the date of the transaction;

(iii) The exchange rate differences for foreign subsidiaries are recognized in other comprehensive income in the cumulative translation account.

(c)	Financial instruments

(i)	Financial assets

The Company initially recognizes a financial asset on the trade date at which the Company becomes a party to the contractual provisions of the instrument.

Upon recognition of a financial asset, classification is made based on the business model for managing the asset and the asset’s contractual cash flow characteristics. The financial asset is initially recognized at its fair value and subsequently classified and measured as (i) amortized cost; (ii) fair value through other comprehensive income (“FVOCI”); or (iii) FVTPL. Financial assets are classified as FVTPL if they have not been classified as measured at amortized cost or FVOCI.

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Financial assets and liabilities are offset and the net amount presented in the consolidated statements of financial position when, and only when, the Company has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously. The Company has classified all of its financial assets as financial assets measured at amortized cost or FVTPL. The Company has not classified any financial assets as FVTPL or FVOCI.

Financial assets measured at amortized cost

A non-derivative financial asset is measured at amortized cost when both of the following conditions are met: (i) the asset is held within a business model whose objective is to hold assets in order to collect the contractual cash flows; and (ii) the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. Such assets are recognized initially at fair value plus any directly attributable transaction costs and measured at amortized cost using the effective interest method subsequent to initial recognition, loans and receivables are measured at amortized cost. Financial assets measured at amortized cost are comprised of cash and trade and other receivables.

(ii)	Financial liabilities

The Company recognizes a financial liability on the trade date in which it becomes a party to the contractual provisions of the instrument at fair value plus any directly attributable costs. Financial liabilities are subsequently measured at amortized cost or FVTPL and are not subsequently reclassified. The Company’s financial liabilities are trade and other payables and loans and borrowings which are recognized on an amortized cost basis.

Financial liabilities measured at amortized cost

All financial liabilities are recognized initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument. Such financial liabilities are recognized initially at fair value plus any directly attributable transaction costs. All financial liabilities are measured at amortized cost, except for financial liabilities measured at FVTPL. A financial liability may no longer be reclassified subsequent to initial recognition. Subsequent to initial recognition, financial liabilities are measured at amortized cost using the effective interest method.

The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled, or when they expire. The Company has the following non-derivative financial liabilities which are classified as financial liabilities measured at amortized cost: trade and other payables and loans and borrowings.

(d)	Revenue from contracts with customers

Revenue is measured based on the consideration specified in a contract with a customer. The Company recognizes revenue when it transfers control over a good or service to a customer. The Company records revenue upon transfer of promised goods or services to customers in amounts that reflect the consideration to which the Company expects to be entitled in exchange for those goods or services based on the following five step approach:

Step 1: Identify the contracts with customers;

Step 2: Identify the performance obligations in the contract;

Step 3: Determine the transaction price;

Step 4: Allocate the transaction price to the performance obligations in the contract; and

Step 5: Recognize revenue as performance obligations are satisfied.

The Company typically satisfies its performance obligations at a point in time, upon completion of sale. The Company primarily acts as principal in contracts with its customers. The Company does not have material obligations for returns, refunds and other similar obligations, nor warranties and related obligations.

Revenue is recognized at the amount of the transaction price that is allocated to the performance obligation. The transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer.

The company has a single revenue stream currently that relates to the sale of cannabis-based products for medicinal use. This revenue stream is assessed as one performance obligation. Revenue from cannabis based medicinal product sales is recognized once the performance obligation has been satisfied, which would be upon the customer taking the delivery of the product. The transaction price for each product and service will be determined based on the respective invoice.

The Company exercises judgments in determining the amount of the costs incurred to obtain or fulfil a contract with a customer, which includes, but is not limited to (a) the likelihood of obtaining the contract, (b) the estimate of the profitability of the contract, and (c) the credit risk of the customer. An impairment loss will be recognized in profit or loss to the extent that the carrying amount of the asset exceeds (a) the remaining amount of consideration that the entity expects to receive in exchange for the goods or services to which the asset relates, less (b) the costs that relate directly to providing those goods or services and that have not been recognized as expenses.

(e)	Cash and cash equivalents

The Company considers all liquid investments purchased with a maturity of three months or less at acquisition to be cash and cash equivalents, which are carried and classified at amortized cost. The Company did not hold any cash equivalents as of December 31, 2021 and 2020.

(f)	Inventories

Inventories consist of raw materials and are measured at the lower of cost and net realizable value. The cost of inventories is based on the first-in first-out principle, and includes expenditures incurred in acquiring the inventories and other costs incurred in bringing them to their existing location and condition. Inventories are written down to net realizable value when the cost of inventories is estimated to be unrecoverable due to obsolescence, damage, or declining selling prices. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses. When the circumstances that previously caused inventories to be written down below cost no longer exist, or when there is clear evidence of an increase in selling prices, the amount of the write-down previously recorded is reversed.

(g)	Biological assets

Biological assets are measured at their fair value less costs to sell in the Statement of Financial Position. The Company’s method of accounting for biological assets attributes value accretion on a straight-line basis throughout the life of the biological asset from initial cloning to the point of harvest. All direct and indirect costs of biological assets are capitalized as they are incurred.

Biological assets and produce held by the Company is planned to be used in four possible ways:

●	Sale to the export market;

●	Sale to the local market;

●	Repurposed for use in research and development; and

●	Written off for being obsolete.

(h)	Property, plant and equipment

(i)	Recognition and measurement

Items of property and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. When parts of an item of property and equipment have different estimated useful lives, they are accounted for as separate items within property and equipment. The costs of the ongoing regular servicing of property and equipment are recognized in tin the period in which they are incurred.

(ii)	Depreciation

Depreciation is recognized in profit or loss over the estimated useful lives of each part of an item of property and equipment in a manner that most closely reflects management’s estimated future consumption of the future economic benefits embodied in the asset. The estimated useful lives for the current and comparative periods are as follows:

Plant and equipment	10 years
Leasehold improvements	20 years
Motor Vehicles	4 years
Computers	3 years
Furniture and fixtures	6 years

(i)	Intangible assets

The Company has a cannabis operator’s license in Lesotho, held by its subsidiary Bophelo, which is valid for 10 years and is subject to a renewal at the end of the 10 years. The license is automatically renewed annually on payment of necessary fees as well as submission of operational documents to the Ministry of Health. Intangible assets are recorded at cost less amortization and impairment losses, if any.

Additionally, the Company has cannabis distribution licenses in the United Kingdom held by its subsidiary, Canmart which have been assessed as having an indefinite useful life. As such, these licenses are not amortized but their recoverable amounts are tested annually for impairment. The indefinite intangible assets are recorded at cost less impairment losses, if any. The Company capitalizes the initial license application cost as the cost of intangible assets while the annual license renewal fees are expensed in the year during which they occur

(j)	Impairment of non-financial assets

The Company assesses at each reporting period whether there is an indication that a non-financial asset may be impaired. An impairment loss is recognized when the carrying amount of an asset, or its cash generating unit (“CGU”), exceeds its recoverable amount. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount is the greater of the asset’s or CGU’s fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre- tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. In determining fair value less cost to sell, an appropriate valuation model is used. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the CGU to which the asset belongs.

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of amortization, if no impairment loss had been recognized.

(k)	Income Taxes

Income tax expense comprises current and deferred taxes. Current taxes and deferred taxes are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive loss.

Current taxes are the expected tax receivable or payable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax receivable or payable in respect of previous years. Deferred taxes are recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

Deferred taxes are not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future.

In addition, deferred taxes are not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred taxes are measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the tax laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax assets and liabilities, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax assets and liabilities on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(l)	Leases

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company assesses whether the contract involves the use of an identified asset, whether the right to obtain substantially all of the economic benefits from use of the asset during the term of the arrangement exists, and if the Company has the right to direct the use of the asset. At inception or on reassessment of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease component on the basis of their relative standalone prices.

As a lessee, the Company recognizes a right-of-use asset and a lease liability at the commencement date of a lease. The right-of- use asset is initially measured at cost, which is comprised of the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any decommissioning and restoration costs, less any lease incentives received.

The right-of-use asset is subsequently depreciated from the commencement date to the earlier of the end of the lease term, or the end of the useful life of the asset. In addition, the right-of-use asset may be reduced due to impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

A lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by the interest rate implicit in the lease, or if that rate cannot be readily determined, the incremental borrowing rate. Lease payments included in the measurement of the lease liability are comprised of:

●	a) fixed payments, including in-substance fixed payments, less any lease incentives receivable;

●	b) variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

●	c) amounts expected to be payable under a residual value guarantee;

●	d) exercise prices of purchase options if the Company is reasonably certain to exercise that option; and

●	e) payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, or if there is a change in the estimate or assessment of the expected amount payable under a residual value guarantee, purchase, extension or termination option.

Variable lease payments not included in the initial measurement of the lease liability are charged directly to profit or loss.

(m)	Earnings per share

The Company presents basic earnings per share (“EPS”) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period, adjusted for the Company’s own shares held. Diluted EPS is computed similar to basic EPS except that the weighted average shares outstanding are increased to include additional shares for the assumed exercise of any exercisable instruments, if dilutive. The number of additional shares is calculated by assuming that outstanding exercisable instruments were exercised and that the proceeds from such exercise were used to acquire common shares at the average market price during the reporting periods.

(n)	New standard issued not yet adopted

In January 2020, the IAS issued an amendment to IAS 1 Presentation of Financial Statements that clarifies the criterion for classifying a liability as non-current relating to the right to defer settlement of a liability for at least 12 months after the reporting period.

1.	Liabilities are classified as non-current if the entity has a substantive right to defer settlement for at least 12 months at the end of the reporting period. The amendment no longer refers to unconditional rights. The assessment determines whether a right exists, but it does not consider whether the entity will exercise the right.

2.	‘Settlement’ is defined as the extinguishment of a liability with cash, other economic resources or an entity’s own equity instruments. There is an exception for convertible instruments that might be converted into equity, but only for those instruments where the conversion option is classified as an equity instrument as a separate component of a compound financial instrument.

The amendment applies to annual reporting periods beginning on or after January 1, 2023, and is applied retrospectively upon adoption. The Company does not expect the amendments to have a significant impact on the consolidated financial statements upon adoption.

4.	Accounts receivable

As at December 31:	2021	2020
Trade accounts receivable	$29,457	$—
Sales taxes receivable	212,900	—
	$242,357	$—

As at December 31, 2021, there was one customer with an amount greater than 10% of the Company’s trade accounts receivable which represented 94% of the balance. The Company did not record any bad debt expense during the year ended December 31, 2021 (2020- $nil; 2019-$nil)

5.	Inventory

The Company’s inventory included cannabis based products for medical use in the UK and cannabis seeds in Lesotho. The stock held in the UK had to be destroyed as they went out of date and therefore do not carry any value as at December 31, 2021 (2020 - $611). The majority of the stock of cannabis seeds held in Lesotho were transferred to biological assets during the year. During the year ended December 31, 2021, the Company wrote-off inventories of $19,563, as a loss on change in fair value of biological assets related to seeds that were unusable (2020 – nil, 2019 – nil), which is presented in the Statement of Operations. The Company did not record any inventory as expense during the year ended December 31, 2021 (2020 – nil, 2019 – nil).

Biological assets

Set out below is a reconciliation of the Company’s biological assets as at December 31, 2021 and as at December 31, 2020:

For the period ended December 31	2021	2020
Balance, beginning of the period	$—	$—
Requisition of raw materials from inventory	202,900	—
Capitalized costs	490,672	—
Loss on change in fair value of biological assets	(693,572)	—
	$—	$—

Biological assets at December 31, 2021 consisted of approximately 49,269 cannabis plants which are expected to yield approximately 492.69 kilograms of medical cannabis when harvested in April 2022. Additionally, biological assets at December 31, 2021 includes 156,073 cannabis seeds. The fair value of biological assets has been assessed as nil at December 31, 2021 due to the fact that the current harvest is the Company’s first commercial harvest, the Company has not yet historically made any material sales of medical cannabis and, furthermore, the Company does not yet have a buyer for the expected harvest.

6.	Property and equipment

	Plant and	Leasehold	Motor		Furniture and	Capital work-in-
Cost	equipment	Improvements	Vehicles	Computers	fixtures	progress	Total
Balance, December 31, 2019	$449,044	$304,770	$38,427	$—	$—	$616,377	$1,408,618
Additions	172,369	—	—	—	—	266,768	439,137
Write-offs	(23,748)	—	—	—	—	—	(23,748)
Foreign exchange movements	(11,305)	(11,333)	(1,429)	—	—	—	(24,067)
Balance, December 31, 2020	$586,360	$293,437	$36,998	$—	$—	$883,145	$1,799,940
Additions	53,808	493,136	14,214	10,427	4,887	—	576,472
Reclassifications	—	360,695	—	—	—	(360,695)	—
Foreign exchange movements	(50,157)	(57,574)	(3,589)	(303)	(192)	(58,197)	(170,012)
Balance, December 31, 2021	$590,011	$1,089,694	$47,623	$10,124	$4,695	$464,253	$2,206,400

Accumulated depreciation	Plant and equipment	Leasehold Improvements	Motor Vehicles	Computers	Furniture and fixtures	Capital work-in- progress	Total
Balance, December 31, 2019	$67,113	$22,489	$4,803	$—	$—	$—	$94,405
Depreciation	60,212	14,950	9,425	—	—	—	84,587
Foreign exchange movements	(3,615)	(1,115)	(354)	—	—	—	(5,084)
Balance, December 31, 2020	$123,710	$36,324	$13,874	$—	$—	$—	$173,908
Depreciation	63,785	78,352	11,208	1,245	483	—	155,073
Foreign exchange movements	(12,641)	(6,053)	(1,577)	(39)	(19)	—	(20,329)
Balance, December 31, 2021	$174,854	$108,623	$23,505	$1,206	$464	$—	$308,652

Net book value	Plant and equipment	Leasehold Improvements	Motor Vehicles	Computers	Furniture and fixtures	Capital work-in- progress	Total
Balance, December 31, 2020	$462,650	$257,113	$23,124	$—	$—	$883,145	$1,626,032
Balance, December 31, 2021	$415,157	$981,071	$24,118	$8,918	$4,231	$464,253	$1,897,748

As at December 31, 2021 and 2020 the Company’s Capital work in progress relate to the ongoing civil, gravelling, storm drainage work on site, as well as the construction of hoop houses and a Cravo A-Frame style greenhouse for future medical cannabis cultivation in Bophelo Bio Science in Lesotho.

The Company considered indicators of impairment at December 31, 2021 and 2020. The Company did not record any impairment loss during the year ended December 31, 2021 (2020 – $23,748, 2019 – nil).

7.	Right-of-use assets

Land lease
Balance, December 31, 2019	$2,409,934
Additions	—
Amortization	(56,292)
Movement in exchange rates	(153,863)
Balance, December 31, 2020	$2,199,779
Additions	—
Amortization	(115,183)
Movement in exchange rates	(175,719)
Balance, December 31, 2021	$1,908,877

8.	Intangible assets

Cost:	Licences
Balance, December 31, 2019	$437,911
Movement in exchange rates	(15,085)
Balance, December 31, 2020	$422,826
Movement in exchange rates	(33,370)
Balance, December 31, 2021	$389,456

Accumulated depreciation	Licences
Balance, December 31, 2019	$63,202
Amortization	41,337
Movement in exchange rates	(3,119)
Balance, December 31, 2020	$101,420
Amortization	38,766
Movement in exchange rates	(9,832)
Balance, December 31, 2021	$130,354

Net book value	Licences
Balance, December 31, 2020	$321,406
Balance, December 31, 2021	$259,102

The Company’s intangible assets consist of a cannabis operator’s license with a carrying value of $242,086 at December 31, 2021 (2020 - $304,260) and a cannabis distribution license with a carrying value of $17,016 at December 31, 2021 (2020 - $17,146). The Company considered indicators of impairment at December 31, 2021 and 2020. The Company did not record any impairment loss during the year ended December 31, 2021 (2020 - nil, 2019 – nil).

At December 31, 2021, the remaining useful life of the Company’s cannabis operator’s license is approximately 6.5 years. The Company’s cannabis distribution license has been classified as an indefinite-life intangible asset as the Company expects to maintain this asset and the end point of the useful life of such asset cannot be determined. The Company evaluates the assumption of the indefinite life of the cannabis distribution license at least annually.

9.	Lease liability

As at December 31:	Maturity	Incremental borrowing rate	2021	2020
Current	2022	10.25%	$439,709	$283,976
Non-current	2023-2039	10.25%	1,978,997	2,598,176
			$2,418,706	$2,882,152

The Company has committed to the following undiscounted minimum lease payments remaining as at December 31, 2021:

Year ended December 31:
2022	$108,628
2023	260,708
2024	260,708
2025	260,708
2026	260,708
Thereafter	3,193,669
$4,345,129

10.	Loans payable

(a)	Louisa Mojela loans:

The loans described below have been granted to the Company to fulfill its capital and operational requirements. The terms of the loans are described below:

(i)	Bridge loan

The loan is a bridge financing facility of $1 million USD to fund capital expenditure and working capital of the Company. The loan carries a redemption premium of 100% of the capital amount borrowed. This redemption premium is triggered and becomes payable upon the successful raising of capital of not less than $18m (which must take place before October 31, 2020), or in the event of a conversion of the bridge loan to equity. This loan was repayable within 18 months from the date of first drawdown (which was on or around December 1, 2019), alternatively, the repayment of the loan plus the redemption premium is payable on the successful raising of capital of not less than $18m. The loan carries interest at a rate of 1.5% per month applicable from the first draw down date. In the event that the redemption premium is triggered and payable, all interest accrued on the loan is cancelled and only the capital plus the redemption premium is then accrued and payable. The loan agreement was amended in May 2020 to cater for a further additional borrowing (on the same terms and conditions described above) to the amount of US$100,000. This resulted in a cumulative amount borrowed of $1.1million (capital amount of the loan). The loan is secured by a first notarial bond/mortgage over the Company’s property.

The security is shared with Middleton Gardens Ltd. (“Middleton”), a company registered in the British Virgin Islands with whom Bophelo had entered into a loan agreement and both Middleton and L Mojela entered into an intercreditor agreement to this effect. On or around November 11, 2021, the loan was converted to shares in the Company’s capital (see (iv)) and as such, all accrued interest on the loan was cancelled and replaced with a 100% redemption premium. As such, and immediately prior to the conversion of the loan to equity, the principal amount of $1.1 million plus an accrued redemption premium of a further $1.1 million was payable. Accordingly, a total of $2.2 million in debt due to Ms. Louisa Mojela was settled through an issue of 880,000 common Shares of the Company at a price of $2.50 each, and with a total value of $2.2 million. As such, the balance owing in terms of the bridge loan at December 31, 2021 is nil (2020: $1,350,813).

(ii)	Short-term loan #1

This is a short-term loan facility of approximately $135,226 in capital value lent. This loan was provided in the financial year ending December 31, 2020. The purpose of this loan was to assist the Company in funding working capital deficits. This loan was unsecured, repayable within 30 days of receiving the payment and carried interest at the rate linked to the prime lending rate in the Republic of South Africa. The capital balance of this loan was repaid in full before the end of the financial year December 31, 2020. The interest balance on this loan remains unpaid and outstanding as at December 31, 2021 with a value of $ 9,068 (2020: $11,230).

(iii)	Short-term loan #2

This is a short-term loan facility of approximately $190,444 in capital value lent. This loan was provided in the financial year ending December 31, 2020. The purpose of this loan was to assist the Company in funding its day-to-day operating costs. This loan does not have a fixed repayment date, is unsecured and is interest free. The balance on this loan at December 31, 2021 is $174,840 (2020: $190,444).

(iv)	Shares-for-debt

On November 11, 2021 the Company converted the remaining balances outstanding of (i), in exchange for 880,000 shares in the Company’s capital. The transaction was valued at $2,200,000, which represented a 100% premium on the balance outstanding immediately prior to the transaction. The Company treated the redemption premium as interest and the face value of the bridge loan was settled by the issuance of shares that were required to settle the amount due.

(v)	Short-term loan

During the year ended December 31, 2021, the Company received short term loan facility of approximately $258,900 (L 4,000,000) to assist the Company in funding its day-to-day operating costs. As at December 31, 2021 the balance remaining was $248,293 (2020: US$ Nil). This loan does not have a fixed repayment date, is unsecured and is interest free.

11.	Capital

(a)	Authorized

The Company has authorized share capital of an unlimited amount of common shares with no par value.

(b)	Shares issued and outstanding

Shares issued and outstanding are as follows:

Cost:	Number of shares	Capital
Balance, December 31, 2019	13,129,212	$1,636
Balance, December 31, 2020	13,129,212	1,636
Shares issued to founders	5,626,806	1
Seed subscription	468,900	250,000
Private Placement	2,126,400	4,804,058
Settlement of Bridge Loan	880,000	2,200,000
Balance, December 31, 2021	22,231,318	$7,255,695

(i)	The 13,129,212 shares issued to Halo in exchange for the Cannahealth acquisition have been deemed to be issued and outstanding as of the earliest reporting date, December 31, 2019.

(ii)	On July 16, 2021, the Company issued 5,626,806 common shares in the Company’s capital to its founders.

(iii)	On July 26, 2021, the Company completed a seed capital offering issuing 468,900 common shares in the Company’s capital at approximately $0.53 per share.

(iv)	On November 12, 2021, the Company issued 13,129,212 shares to the former shareholders of Cannahealth Limited to facilitate the acquisition of the entity, at a value of $0.01 per share.

(v)	On November 12, 2021, the Company completed a private placement, receiving gross consideration of $5,312,136 upon the issuance of 2,126,400 common shares of the Company at a price of $2.50 per share. The Company paid $508,078 in advisory fees and commissions associated with the offering.

(vi)	On November 10, 2021, the Company issued 880,000 common shares at a value of $2.50 per common share to settle bridge loans payable of $2,200,000.

(c)	Earnings per share

The weighted average number of common shares outstanding for basic and diluted earnings per share for the year ended December 31, 2021 was 16,223,996. The weighted average number of ordinary shares outstanding for basic and diluted earnings per share for the years ended December 31, 2020 and 2019 was 13,129,212, adjusted for the same amount issued for the acquisition of Cannahealth. The Company did not have any potential dilution at December 31, 2021, 2020, or 2019.

12.	Income taxes

The components of income tax expense (benefit) are as follows:

Year ended December 31	2021	2020	2019
Current:
Kingdom of Lesotho	$—	$—	$—
Republic of Malta	—	—	—
United Kingdom	—	—	—
	$—	$—	$—

A reconciliation of the expected income tax recovery to the actual income tax recovery is as follows:

Deferred tax assets and liabilities have not been recognized for the following:

Year ended December 31	2021	2020	2019
Net loss before income taxes	$(8,131,197)	$(2,300,571)	$(1,394,641)
Statutory income tax rate	26.50%	26.50%	26.50%

Income tax benefit	(2,154,767)	(609,651)	(369,580)
Foreign rate differential	1,227,150	379,594	230,116
Unrecognized loss carryforwards	1,089,449	230,057	139,464
	$—	$—	$—

The Company has reconciled to the average statutory tax rate of the Kingdom of Lesotho (10%), the Republic of Malta (35%) and the United Kingdom (19%).

Deferred tax assets

As at December 31	2021	2020
Net operating loss before carryforwards	$—	$—
Unrecognized loss carryforwards	$—	$—

Deferred tax assets have not been recognized in respect of unutilized tax losses carried forward because it is not probable that future taxable profit will be available against which the Company can use the benefits therefrom

13.	Related party transactions

Secured convertible debenture

On November 3, 2021 (the “Issuance Date”), the Company entered into an agreement with Halo in which the Company issued Halo a secured convertible debenture with an initial value of $6,559,294. The balance payable of the secured convertible debenture is $6,716,190 as at December 31, 2021 which included additional loan owed to Halo for November and December 2021as well as an interest of $10,423. The notes are convertible into common shares of the Company’s capital receiving the number of shares, at its current market price, required to satisfy the principal and interest payable. The obligation to convert the note within six months of the Issuance Date is triggered by (a) an initial public offering by the Company on a stock exchange; (b) an amalgamation, arrangement, merger, reverse takeover, reorganization or similar event; (c) a sale or conveyance of all or substantially all of the property and assets of the Company to any arm’s length third party for consideration consisting of free trading securities and the subsequent distribution of all of such consideration to all of the holders of common shares, on a pro rata basis; (d) the sale or exchange of all or substantially all of shares of the Borrower for free trading securities. The debt bears interest at one percent per annum, matures on November 3, 2022 and is secured by all of the assets of the Company other than the interests in the securities of Bophelo Bio Science and Wellness Pty. Ltd. and ranks ahead of all other debt issued by the Company.

Transactions with Key Management Personnel

The Company has identified its Board of Directors, Executive Chairman, Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) and its President as its key management personnel who have the authority and responsibility for planning, directing and controlling the Company’s main activities.

For the years ended December 31	2021	2020	2019
Key Management Remuneration	1,148,206	259,035	116,481
Director Professional fees	—	121,467	121,970
Short term accommodation expense	69,521	45,482	26,264

	1,217,727	425,984	264,715

The Key Management remuneration is included in the Personnel expenses as well as the Professional and Consulting fees in the Statement of Operations.

The Director’s professional fees incurred during the years December 31, 2020 and December 31, 2019 were related to the services provided by a director of Bophelo Bio Science & Wellness Pty Ltd. that was over and above the regular remuneration paid to the directors.

During the year ended December 31, 2021, the Company incurred expenditures of $69,521 (2020 - $45,482; 2019 - $26,264) associated with rental of short-term accommodates from the Company’s executive Chairman, LM Mojela, to house the Company’s expatriate staff working on site at the Company’s cultivation operation in the Kingdom of Lesotho.

During the year ended December 31, 2020, the Company incurred professional services expense of $121,467 (2019 - $121,970) associated with services provided by a director of the Company that was not a result of the regular remuneration paid to the Company’s directors.

As of December 31, 2021, the Company has balances payable to related parties of $9,601,708(2020 - $9,225,650) as below:

a.	As at December 31, 2021 the entire balance of Loans and Borrowings (Note 10) $432,201 (2020 - $1,552,487) was owed to Louisa Mojela. The balance does not bear interest, is unsecured and does not have a fixed repayment date.

b.	The remuneration payable to key management as at December 31, 2021 is $34,611 (2020 - $102,785)

c.	As at December 31, 2021 the balance presented in the Lease liability (Note 9) pertained to the amount owing to Mophuthi Trust, a Trust controlled by Louisa Mojela and Granny Seape to the extent of $2,418,706 (2020 – 2,882,152)

d.	The balance of $6,716,190 under Secured convertible debentures as at December 31, 2021 carries interest at 1% per annum. (2020 - $4,688,226)

The Company’s related party transactions are measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

14.	Financial instruments

The following is a comparison by class of the carrying amounts and fair value of the Company’s financial instruments as at December 31, 2021 and 2020:

		2021		2020
		Carrying	Fair	Carrying	Fair
As at December 31	Level	amount	value	amount	value
Financial assets
Financial assets measured at amortized cost:
Cash	1	$3,495,390	3,495,390	$13,504	13,504
Trade and other receivables	2	242,357	242,357	—	—

Financial liabilities
Financial assets measured at amortized cost:
Trade and other payables	2	$680,328	680,328	$183,895	183,895
Loans and borrowings	2	432,201	432,210	6,240,713	6,240,713
Lease liabilities	2	2,418,706	2,418,706	2,882,152	2,882,152
Secured convertible debenture	2	6,716,190	6,716,190	—	—

The Company has determined the estimated fair values of its financial instruments based on appropriate valuation techniques. The carrying values of current monetary assets and liabilities approximate their fair values due to their relatively short periods to maturity.

15.	Risks arising from financial instruments and risk management

The Company’s activities expose it to a variety of financial risks: market risk (including foreign exchange and interest rate risks), credit risk and liquidity risk. Risk management is the responsibility of the Company, which identifies, evaluates and, where appropriate, mitigates financial risks.

(a)	Market risk

Foreign exchange risk: is the risk that the fair value of future cash flows for financial instruments will fluctuate because of changes in foreign exchange rates. The Company has not entered into any foreign exchange hedging contracts. The Company is exposed to currency risk from the British Pound (“GBP”), Lesotho Loti (“LSL”) and Canadian dollar (“CAD”) through the following foreign currency denominated financial assets and liabilities:

As at December 31 (expressed in GBP)	2021	2020
Financial assets
Cash	£2,577,674		£—
Trade and other receivables	30,983		344
	£2,608,657		£—
Financial liabilities
Trade and other payables	£239,763	£
	£239,763	£

As at December 31 (expressed in CAD)	2021	2020
Financial assets
Trade and other receivables	$255,880	$—
	$255,880	$—

Financial liabilities
Trade and other payables	$234,711	$—
	$234,711	$—

As at December 31 (expressed in LSL)	2021		2020
Financial assets
Cash	L	321,646	L	—
Trade and other receivables
	L	323,667	L	—
Financial liabilities
Lease liabilities	L	38,965,352	L	—
Loans and borrowings		7,846,551		—
	L	46,811,903	L	—

Based on the above net exposures as at December 31, 2021, assuming that all other variables remain constant, a 5% appreciation or deterioration of the USD against the GBP would result in a corresponding increase or decrease, respectively on the Company’s net income of approximately $161,000 (2020 – nil), CAD - $3,000 (2020 – nil) and LSL - $143,000 (2020 – $156,000).

(b)	Credit risk

Credit risk is the risk of financial loss to the Company if a partner or counterparty to a financial instrument fails to meet its contractual obligation and arises principally from the Company’s cash and accounts receivable. The carrying amounts of the financial assets represents the maximum credit exposure. The Company limits its exposure to credit risk on cash by placing these financial instruments with high-credit quality financial institutions.

At December 31, 2021 the Company was subject to a concentration of credit risk related to its accounts receivable as 94% of the balance of amounts owing is from one customer. As at December 31, 2021, none of the outstanding accounts receivable were outside of the normal payment terms and the Company did not record any bad debt expenses during the years ended December 31, 2021, December 31, 2020 and December 31, 2019. As at December 31, 2021 and 2020, the expected credit lifetime credit losses for accounts receivable aged as current were nominal amounts. The Company considers a financial asset in default when internal or external information indicates that the Company is unlikely to receive the outstanding contractual amounts in full. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

(c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages its liquidity risk by continuously monitoring forecasted and actual cash flows, as well as anticipated investing and financing activities and to ensure that it will have sufficient liquidity to meet its liabilities and commitments when due and to fund future operations. The Company’s trade and other payables are due within the current operating period.

16.	Capital Management

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to continue the business of the Company. The Company, upon approval from its Board of Directors, will balance its overall capital structure through new share and warrant issuances, granting of stock options, the issuance of debt or by undertaking other activities as deemed appropriate under the specific circumstance. The Board of Directors does not establish a quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern and to provide capital to pursue the development and commercialization of its products. In the management of capital, the Company includes cash, long-term debt and capital. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares or new debt.

At the current stage of the Company’s development, in order to maximize its current business activities, the Company does not pay out dividends. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

The Company’s overall strategy with respect to capital risk management remains unchanged for the year ended December 31, 2021.

17.	Determination of fair values

IFRS 13, Fair Value Measurement, establishes a fair value hierarchy that reflects the significance of the inputs used in measuring fair value. The fair value hierarchy has the following levels:

●	Level 1 – Quoted prices in active markets for identical assets or liabilities;

●	Level 2 – Inputs other than quoted prices included within Level 1 that are either directly or indirectly observable;

●	Level 3 – Unobservable inputs in which little or no market activity exists, therefore requiring an entity to develop its own assumptions about the assumptions market participants would use in pricing.

A number of the Company’s accounting policies and disclosures require the determination of fair value, for both financial and non- financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following models. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

(a)	Biological assets

The fair value of the biological assets is based on the most recent available evidence for the selling price of similar biological assets. An independent valuator based his valuation of cannabis biological assets being valued at $0.15 per gram and cannabis seeds were valued at historical cost. The fair value of cannabis biomass was based on the selling price of cannabis biomass that recently happened in Lesotho, while the fair value of cannabis seeds on hand was based on the historical cost of the seeds based on what was paid by the company.

(b)	Intangible assets

The fair value of intangible assets is based on a discounted cash flow analysis in which management determines the estimated future cash flows and eventual sale of the assets.

18.	Segmented info

The Company has three reportable segments: Cultivation, Distribution & Corporate. The cultivation is done in Lesotho at Bophelo Bio Science & Wellness Pty Ltd. The distribution is done by Canmart Ltd. in the UK and the corporate segment. The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies. The reportable segments have been determined by the management on the basis that these are strategic business units that offer different products & services. The business unit in Lesotho under the cultivation segment is in the process of cultivation of cannabis biomass and cannabis based medical products, the business unit in the UK under the distribution segments offers sales and distribution of cannabis based medical products. The corporate segment offers management and treasury services within the group companies. They are managed separately as each business requires different strategy and technology.

Set out below is information about the assets and liabilities as at December 31, 2021 and 2020 and profit or loss from each segment for the years ended December 31, 2021, 2020 and 2019:

	As at December 31, 2021
Financial statement line item:	Cultivation	Distribution	Corporate	Total
Reportable segment assets	$4,127,138	$3,716,771	$205,797	$8,043,909
Reportable segment liabilities	3,020,730	323,129	6,899,644	10,243,143

	As at December 31, 2020
Financial statement line item:	Cultivation	Distribution	Corporate	Total
Reportable segment assets	$4,253,676	$19,664	$—	$4,273,340
Reportable segment liabilities	9,305,736	1,024	—	9,306,760

	For the year ended December 31, 2021
Financial statement line item:	Cultivation	Distribution	Corporate	Total
Revenues from external customers	$—	$41,431	$—	$41,431
Intersegment revenues	—	—	—	—
Other income	—	55	—	55
Finance income	26,659	90	—	26,749
Finance expense	1,082,372	—	10,509	1,092,881
Depreciation & amortization	308,544	478	—	309,022
Reportable segment loss	(5,331,600)	(1,775,923)	(1,019,823)	(8,127,347)

	For the year ended December 31, 2020
Financial statement line item:	Cultivation	Distribution	Corporate	Total
Revenues from external customers	$—	$2,062	$—	$2,062
Intersegment revenues	—	—	—	—
Other revenue	—	—	—	—
Finance income	10,187	1	—	10,188
Finance expense	645,162	—	—	645,162
Depreciation & amortization	248,743	—	—	248,743
Reportable segment loss	(2,298,310)	(2,261)	—	(2,300,571)

	For the year ended December 31, 2019
Financial statement line item:	Cultivation	Distribution	Corporate	Total
Revenues from external customers	$—	$—	$—	$—
Intersegment revenues	—	—	—	—
Other revenue	—	—	—	—
Finance income	399	2	—	401
Finance expense	493,807	—	—	493,807
Depreciation & amortization	198,824	—	—	198,824
Reportable segment loss	(1,394,611)	(30)	—	(1,394,641)

Set out below are reconciliations of each reportable segment’s revenues, profit or loss, assets and liabilities as at December 31, 2021 and 2020, and for the years ended December 31, 2021, 2020 and 2019:

	For the year ended December 31, 2021
Revenues	Cultivation	Distribution	Corporate	Total
Total revenues	$—	$41,431	$—	$41,431
Elimination of inter segment revenue	—	—	—	—
Total revenue	$—	$41,431	$—	$41,431

	For the year ended December 31, 2020
Revenues	Cultivation	Distribution	Corporate	Total
Total revenues	$—	$2,062	$—	$2,062
Elimination of inter segment revenue	—	—	—	—
Total revenue	$—	$2,062	$—	$2,062

	For the year ended December 31, 2019
Revenues	Cultivation	Distribution	Corporate	Total
Total revenues	$—	$—	$—	$—
Elimination of inter segment Revenue	—	—	—	—
Total revenue	$—	$—	$—	$—

	For the year ended December 31, 2021
Loss	Cultivation	Distribution	Corporate	Total
Total profit or loss for reportable segments	$(5,331,600)	$(1,775,923)	$(1,019,823)	$(8,127,347)
Other profit or loss	—	—	—	—
Elimination of inter segment profit or loss	—	—	—	—
Loss before income tax expense	$(5,331,600)	$(1,775,923)	$(1,019,823)	$(8,127,347)

	For the year ended December 31, 2020
Loss	Cultivation	Distribution	Corporate	Total
Total profit or loss for reportable segments	$(2,298,310)	$(2,261)	$—	$(2,300,571)
Other profit or loss	—	—	—	—
Elimination of inter segment profit or loss	—	—	—	—
Loss before income tax expense	$(2,298,310)	$(2,261)	$—	$(2,300,571)

	For the year ended December 31, 2019
Loss	Cultivation	Distribution	Corporate	Total
Total profit or loss for reportable segments	$(1,394,611)	$(30)	$—	$(1,394,641)
Other profit or loss	—	—	—	—
Elimination of inter segment profit or loss	—	—	—	—
Loss before income tax expense	$(1,394,611)	$(30)	$—	$(1,394,641)

	As at December 31, 2021
Assets	Cultivation	Distribution	Corporate	Total
Total assets for reportable segments	$4,127,138	$4,082,801	$26,025,848	$34,235,787
Other assets	—	—	—	—
Elimination of inter segment assets	—	(366,030)	(25,825,848)	(26,191,878)
Entity’s assets	$4,127,138	$3,716,771	$200,000	$8,043,909

	As at December 31, 2020
Assets	Cultivation	Distribution	Corporate	Total
Total assets for reportable segments	$4,253,676	$19,664	$—	$4,273,340
Other assets	—	—	—	—
Elimination of inter segment assets	—	—	—	—
Entity’s assets	$4,253,676	$19,664	$—	$4,273,340

	As at December 31, 2021
Liabilities	Cultivation	Distribution	Corporate	Total
Total liabilities for reprtable segments	$10,602,945	$5,437,189	$6,899,644	$22,939,779
Other liabilities	—	—	—	—
Elimination of inter segment liabilities	(7,582,575)	(5,114,060)	—	(12,696,635)
Entity’s liabilities	$3,020,730	$323,129	$6,899,644	$10,243,144

	As at December 31, 2020
Liabilities	Cultivation	Distribution	Corporate	Total
Total liabilities for reprtable segments	$9,305,736	$1,024	$—	$9,306,760
Other liabilities	—	—	—	—
Elimination of inter segment liabilities	—	—	—	—
Entity’s liabilities	$9,305,736	$1,024	$—	$9,306,760

The Company has identified only three operating segments as disclosed above. The activities of two other subsidiary companies namely Cannahealth and Bophelo H are to hold the investments within the group companies. Therefore, there profit or loss, assets and liabilities are not included in the above segment information.

19.	Subsequent events

1.	Appointment of Directors

On 20 February 2022, the Company appointed the following individuals to the board of directors:

●	Bridget Baker

●	Gila Jones

●	Gugu Dingaan

All three of the above directors were appointed as independent non-executive directors and, following their appointment, increased the total number of directors of the Company to seven, with a majority of directors being considered to be independent.

2.	Private Placement

On 14 January 2022, the Company completed a second interim closing of a private placement, which saw subscribers receive 154,000 common shares of the Company in lieu of gross proceeds of $385,000. On 10 February 2022, the Company completed its third and final closing of a private placement which saw subscribers receive 8,000 common shares of the Company in lieu of gross proceeds of $20,000.

3.	Conversion of Debenture

On 14 March 2022, and immediately prior to an Initial Public Offering of the Company, Akanda Corp. issued 1,645,745 common shares to Halo Collective, Inc. (“Halo”) at a price of $4 each to settle the principal amount ($6,559,294) plus accrued interest ($23,686) owing to Halo in terms of a convertible debenture agreement, which totalled $6,582,980 at the time of conversion. The conversion of the debt owing was triggered by the Initial Public Offering in terms of the convertible debenture agreement.

4.	ESG Trust

On 17 March 2022, the Company issued 869,963 common shares to the Akanda Bokamoso Empowerment Trust in terms of unconditional awards vested to the Akanda Bokamoso Empowerment Trust in terms of the Company’s Employee Share Ownership Plan. The Akanda Bokamoso Empowerment Trust has been established by Akanda Corp. as an ESG Trust to benefit employees of Akanda Corp. and its subsidiaries, especially those who are disadvantaged and vulnerable persons living in the Kingdom of Lesotho.

5.	IPO & Listing

On 17 March 2022, the Company completed an Initial Public Offering and listed on the Nasdaq stock exchange. The Initial Public Offering saw the Company issue 4,000,000 common shares to IPO investors in exchange for gross proceeds of $16,000,000 and net proceeds of $14,682,089 after deducting underwriter commissions and allowable expenses.

6.	Conversion of Warrant

On 22 March 2022, the Company’s underwriter’s, Boustead Securities Limited (“BSL”), exercised a purchase warrant to acquire 234,839 common shares. In terms of the purchase warrant held by the underwriters, BSL are entitled to purchase up to 280,000 common shares of the Company at a strike price of $5 per share. In terms of the warrant, BSL are entitled to convert their warrant into a right to purchase up to a maximum of 280,000 Akanda common shares based on the following formula:

X = Y(A-B)/A

Where:

●	A= the fair market value per Akanda share at the time of exercise ($31)

●	B = the strike per share ($5)

●	A - B = the difference between the fair market value of an Akanda common share at the time of exercise and the strike price of the warrant ($26),

●	Y = the maximum number of shares issuable to BSL under the warrant (280,000 common shares)

●	X = the number of common shares issuable to BSL upon exercise B multiplied by the number of shares exercisable under the warrant, and divided by the fair market value per share at the time of the exercising of the warrant.

●	On 22 March 2022, BSL exercised the warrant at an underling fair value price per share of $31 per share and are entitled to receive 234,839 common shares in accordance with the above formula as net settlement of the purchase warrant, which was calculated as follows:

7.	Acquisition of Holigen Limited

On 20 April 2022, announced it has entered into a definitive agreement to acquire 100% of the issued and outstanding shares of Holigen Limited (“Holigen”) from The Flowr Corporation. Holigen is the owner of RPK Biopharma Unipessoal, Lda (“RPK”) a Portugal-based cultivator, manufacturer and distributor of medical cannabis products. Under the terms of the definitive agreement, Akanda will acquire Holigen for a combination of US$3.0 million in cash (C$3.75 million), 1.9 million Akanda common shares, and the assumption at RPK of approximately US$4.3 million (€4.0 million) of debt which is non- recourse to Akanda. In addition, to further align Akanda and Flowr, concurrently with the closing of the acquisition, Akanda will purchase 14,285,714 Flowr common shares for aggregate gross proceeds to Flowr of approximately US$790,000 (C$1.0 million) at a price per share of C$0.07.

The acquisition, which has been approved by the Boards of Directors of both companies, is expected to close during the second quarter of 2022, and is subject to the satisfaction or waiver of customary closing conditions, including the approval by the TSX Venture Exchange.